Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           Media Advisory - ACE Aviation Holdings to present 2006 second quarter results

           MONTREAL, Aug. 2 /CNW Telbec/ - ACE Aviation Holdings, parent company of
Air Canada, will hold a conference call for analysts on Friday, August 11th, to present second quarter results. Immediately following a presentation,
Robert Milton, Chairman, President and CEO, and company executives will be available for analysts' questions. Media may access this call on a listen-in basis. Details are as follows:

           ANALYST CONFERENCE CALL / AUDIO WEBCAST

           Date:      Friday, August 11, 2006

           Time:      9:30 a.m. (Eastern Time)

           By telephone:      1-866-898-9626 toll free, or (416) 340-2216 for the
                              Toronto area. Please allow 10 minutes to be connected
                              to the conference call.

           Webcast:   http://events.startcast.com/events/20/B0035 Note: This is a listen-only audio web cast. Media Player or Real Player is required to listen to the broadcast; please download well in advance of call.

           Replay:    Instant replay will be available beginning approximately
                      one hour after the call and until midnight ET on
                      Friday, August 18, 2006. Dial 1-800-408-3053 toll free or
                      (416) 695-5800 and enter pass code 3193869(pound key).

           Note:      A slide presentation will be available at approx. 8:00 a.m.,
                      Friday, August 11, 2006 at
                      http://www.aceaviation.com/en/investors/quarterly.html. This presentation is not intended for simultaneous viewing with the conference call.
           %SEDAR: 00020954EF          %CIK: 0001295721

           /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aircanada.com/
           (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 08:00e 02-AUG-06